John Bean Technologies Corporation 70 W Madison Street Suite 4400 Chicago IL 60602 Phone (312) 861-5900

November 4, 2016

By Electronic Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Martin James

Re:    John Bean Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 28, 2016
File No. 001-34036

Ladies and Gentlemen:

We are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2016, with respect to the Form 10-K, filed February 29, 2016 (the “Form 10-K”), and the Form 10-Q, filed July 28, 2016 (the “Form 10-Q”), of John Bean Technologies Corporation (“JBT”).
The text of the Staff’s comments has been included in this letter in italics for ease of reference, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.
Comment #1:
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management ’s Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Estimates

Inventory Valuation, page 36

We note that the current year’s discussion reflects a change in the demonstrated usage period used to assess and quantify excess and obsolete inventory. Please confirm that you changed the demonstrated usage period from two years to three years in fiscal 2015 and if so, tell us the quarterly period in which the change was adopted, describe the nature and timing of the changes in facts and circumstances that resulted in this change in estimate, and support your conclusion that the change is preferable. Quantify for us the impact of this change on your financial statements and tell us how you considered the disclosures required by ASC 250-10-50-4. Revise critical accounting policies in future filings to discuss this and similar changes in estimates.

Response #1:

We confirm to the Staff that we changed the demonstrated usage period from two years to three years in the fourth quarter of 2015. The change was driven by company-wide operational initiatives implemented as part of our Next Level strategy. One such initiative was to reduce the amount of inventory on hand through the sale or disposal of excess and obsolete (“E&O”) inventory. Previously our policy was to determine E&O inventory based on two years of usage, with a qualitative review of items in that category for purposes of determining the valuation allowance. In connection with these operational initiatives, we took a fresh look at the company’s historical usage patterns as well as the qualitative review process to reevaluate when we are truly incurring excess inventory. As a result of this review, we changed the usage period from two years to three years and significantly limited the qualitative review of items included in this category, which removed a certain amount of judgment previously applied when determining this valuation allowance.
In addition, these operational initiatives instituted by new senior management have resulted in business and operational decisions to dispose of items in inventory that are considered excess or obsolete. This has been, and will continue to be, demonstrated by disposals of items that have been written off via the E&O valuation allowance. We believe this further supports the three year usage period as we do not intend to maintain inventory levels in excess of three years’ estimated demand. The total impact of these changes to our E&O policy was an increase in the E&O valuation allowance, and a resulting charge to earnings of $2.6 million in the fourth quarter of 2015.
We do not believe that the change in usage period for determining our E&O valuation allowance had a material impact on our consolidated balance sheet as of December 31, 2015 or our consolidated statement of income for the year ended December 31, 2015. Therefore we did not provide the disclosures as set forth in ASC 250-10-50-4. If in the future should a change in usage period, or other management estimate, result in a material impact to our financial statements, we will provide the disclosure required by ASC 250-20-50-4.

Comment #2:
Item 8. Financial Statements and Supplementary Data
Note 2. Acquisitions, page 49

In future filings please include the disclosures required by ASC 805-10-50-2(h)(1) and
ASC 805-30-50-1(c) for contingent consideration. Refer to Example 5 in ASC 805-10-
55-43.

Response #2:
In response to the Staff’s comment regarding disclosures required by ASC 805-10-50-2(h)(1), we have determined that, to date, the amounts of revenue and earnings of acquirees have been immaterial to the consolidated revenues and earnings in our consolidated statement of income, and have therefore not included this disclosure. We have a policy to disclose the amounts of revenue and earnings of an acquiree since the acquisition date included in the consolidated income statement for the reporting period in accordance with ASC 805 10 50 2(h)(1) to the extent the impact to revenues or earnings is material either qualitatively or quantitatively. We will continue to evaluate the materiality for revenue and earnings attributable to future acquisitions, including the recently announced acquisitions of C.A.T. and Tipper Tie, and the need for disclosure of the revenue and earnings of acquired companies in the reporting period in accordance with this guidance.
In response to the Staff’s comment regarding disclosures required by ASC 805-30-50-1(c) for contingent consideration, we expanded the footnote disclosures in our third quarter Form 10-Q filed on October 28, 2016 to read as follows (added items underlined):
The A&B purchase agreement includes a payment due to the sellers for $3 million of consideration, contingent upon exceeding an earnings target for the period from May 1, 2015 through April 30, 2016. The contractual obligation associated with the contingent earnout provision recognized on the acquisition date was $3.0 million, which is included in Other current liabilities on the Condensed Consolidated Balance Sheet. Had the earnings target not been achieved, the payment would have been $0. However, the agreed upon financial targets were met and the Company expects to make the $3.0 million payment to the sellers in the fourth quarter of 2016.
To the extent future acquisitions include contingent consideration in the purchase price, we will include similar disclosures in future filings.

Comment #3:
Note 7. Income taxes, page 57

Please describe to us the transactions that resulted in the 6% impact reflected in your federal to effective income tax rate reconciliation relating to tax on foreign intercompany dividends and deemed dividends for tax purposes. Tell us whether this item relates to the short-term intercompany borrowings program discussed on page 33 and, if so, in future filings revise the income tax and liquidity discussions in MD&A to disclose the impact from similar transactions. Refer to Item 303(a) of Regulation S-K.
Response #3:
The foreign intercompany dividend resulting in the 6% impact reflected in our federal to effective income tax reconciliation was not part of the short-term intercompany borrowing program described on page 33 of the Form 10-K.  Unlike those short-term intercompany borrowings, which did not trigger taxable dividends to JBT, the dividend was taxable in the U.S.

In 2015, JBT indirectly owned all of the shares of John Bean Technologies International AB (“International AB”) which, in turn, owned all of the shares of John Bean Technologies AB (“JBT AB”).  International AB and JBT AB were both Swedish entities and controlled foreign corporations.  On December 29, 2015, JBT AB distributed $9 million to its sole shareholder, International AB.  On the same day, International AB then distributed $9 million to JBT, its sole shareholder, which is a U.S. corporation and U.S. taxpaying entity.  The $9 million was a taxable dividend from International AB to its U.S. shareholder, JBT. As a result, JBT recognized income and paid tax on that amount, which was reduced by foreign tax credits that it was able to claim.

Comment #4:
Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Consolidated Results of Operations, page 22

In future filings, please revise the discussions of your restructuring expenses related to your optimization program to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to your prior year restructuring activities, disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4 for guidance.
Response #4:
We acknowledge the Staff’s comment and will expand our discussion of restructuring expenses related to our optimization program to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings in accordance with SAB Topic 5:P.4.
As it pertains to the 2014 restructuring plan, we expected and achieved cost savings related to employee costs of $4 million, $6 million and $2 million in 2014, 2015, and 2016, respectively. All of these cost savings are attributable to the FoodTech segment. A portion of the $12 million in savings were used to fund our JBT Next Level growth initiatives. As of December 31, 2016, we expect to be substantially complete with the 2014 restructuring plan. We intend to expand our disclosures for the 2014 restructuring plan in our 2016 Form 10-K consolidated results of operations section of MD&A substantially as follows (added or enhanced items underlined):
In the first quarter of 2014, we implemented a plan to optimize the overall JBT cost structure on a global basis. The initiatives under this plan include streamlining operations, consolidating certain facilities and enhancing our general and administrative infrastructure. We released $0.9 million of the liability as of December 31, 2016 which we no longer expect to pay in connection with this plan due to actual severance payments differing from the original estimates and natural attrition of employees. All payments required under this plan were paid as of December 31, 2016.

As of December 31, 2016 we have realized cumulative cost benefits of $12 million predominantly related to employee costs in the Foodtech segment. Of these savings, $8 million was reflected in Selling, General and Administrative expense and $4 million was reflected in Cost of Sales included in our consolidated statements of income. The amount and timing of these cost savings were materially consistent with our expectations. A portion of the $12 million in savings was used to fund our JBT Next Level growth initiatives. The release of the liability associated with the 2014 plan in 2016 did not have an impact on our realized cost savings because the number of employees who remained after terminations under the plan and natural attrition remained the same as our original estimates.

As it pertains to the 2016 optimization plan, we expect a total of $8 million in cumulative cost benefits predominantly related to employee costs beginning in the second half of 2016 and through early 2018 pertaining to the FoodTech segment. We expect to invest a portion of these estimated savings to fund our JBT Elevate growth initiatives. We intend to expand our disclosures for the 2016 optimization plan in our 2016 Form 10-K consolidated results of operations section of MD&A substantially as follows (added items underlined):
In the first quarter of 2016, we implemented our optimization plan to realign FoodTech’s Protein business in North America and Liquid Foods business in Europe, accelerate JBT’s strategic sourcing initiatives, and consolidate smaller facilities. The total estimated cost in connection with this plan is in the range of $11 million to $13 million. We recorded $7.5 million, $2.0 million, $0.8 million and $XXX million in the first, second, third and fourth quarters of 2016, respectively. All payments required under this plan are expected to be made during 2016 and 2017.

We realized cumulative cost benefits of $3 million predominantly related to employee costs in the FoodTech segment during the second half of 2016. Of these savings, approximately $2 million are reflected in Selling, General and Administrative expense and $1 million is reflected in Cost of Sales included in our consolidated statements of income. We expect to realize an additional $4 million in cost savings predominantly related to employee costs in 2017. Of these savings, we expect approximately $3 million to be reflected in Selling, General and Administrative expense, and $1 million to be reflected in Cost of Sales. We expect to realize an additional $1 million in cost savings predominantly related to employee costs in 2018; split evenly between Selling, General and Administrative expense, and Cost of Sales. We expect to invest a portion of these estimated savings in our JBT Elevate growth initiatives.
To the extent we incur material restructuring expense in the future, we will disclose the anticipated cost savings, along with the period in which the savings are expected to be realized. For the 2016 optimization plan, as well as any future plans if implemented, we will continue to disclose the rate at which we realize our anticipated cost savings and any changes to these savings from expectations. This will include the impact to our future operating results and liquidity to the extent the actual savings differ materially from original expectations.
* * * * * * * *

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (312) 861-5887 or by email at brian.deck@jbtc.com.

Sincerely,
/s/ Brian A. Deck
Brian A. Deck
Executive Vice President and Chief Financial Officer